UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Communications Sales & Leasing, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

20341J104
(CUSIP Number)

April 24, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20341J104

1	Names of Reporting Person: Windstream Holdings, Inc. I.R.S. Identification Number of Above Person (Entities Only): 46-2847717

2	Check the Appropriate Box if a Member of a Group:
	(a):	☐
	(b):	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power: 0

		6	Shared Voting Power*: 0

		7	Sole Dispositive Power: 0

		8	Shared Dispositive Power*: 29,385,064

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,385,064

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9)**: 19.6%

12	Type of Reporting Person: CO

*      Pursuant to a Stockholder’s and Registration Rights Agreement, dated April 24, 2015, by and between Windstream Services, LLC and Communications Sales & Leasing, Inc. (the “Company”), Windstream Services, LLC granted to the Issuer an irrevocable proxy to vote all of the shares of Company common stock beneficially owned by Windstream Services, LLC and Windstream Holdings, Inc. (collectively, the "Reporting Persons") in proportion to the votes cast by the Issuer’s other stockholders. As a result, the Reporting Persons do not exercise voting power over any of the shares of Company common stock. However, the Reporting Persons maintain sole dispositive power with respect to such shares.

**   Calculation of percentage is based on 149,827,214 shares of Company common stock outstanding as of April 24, 2015.

CUSIP No. 20341J104

1	Names of Reporting Person: Windstream Services, LLC I.R.S. Identification Number of Above Person (Entities Only): 20-0792300

2	Check the Appropriate Box if a Member of a Group:
	(a):	☐
	(b):	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power: 0

		6	Shared Voting Power*: 0

		7	Sole Dispositive Power: 0

		8	Shared Dispositive Power*: 29,385,064

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,385,064

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9)**: 19.6%

12	Type of Reporting Person: OO

*      Pursuant to a Stockholder’s and Registration Rights Agreement, dated April 24, 2015, by and between Windstream Services, LLC and the Issuer, Windstream Services, LLC granted to the Issuer an irrevocable proxy to vote all of the shares of Company common stock beneficially owned by the Reporting Persons in proportion to the votes cast by the Issuer’s other stockholders. As a result, the Reporting Persons do not exercise voting power over any of the shares of Company common stock. However, the Reporting Persons maintain sole dispositive power with respect to such shares.

**   Calculation of percentage is based on 149,827,214 shares of Company common stock outstanding as of April 24, 2015.

CUSIP No. 20341J104

Item 1(a)	Name of Issuer: Communications Sales & Leasing, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 10802 Executive Center Drive Benton Building, Suite 300 Little Rock, AR 72211
Item 2(a)	Names of Persons Filing: Windstream Holdings, Inc. Windstream Services, LLC
Item 2(b)	Address of Principal Business Office, or if none, Residence: 4001 Rodney Parham Road Little Rock, AR 72212 4001 Rodney Parham Road Little Rock, AR 72212
Item 2(c)	Citizenship: The state of organization is Maryland.
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share
Item 2(e)	CUSIP Number: 20341J104

Item 3.	If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Section 240.13d-l(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-l(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Section 240.13d-l(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J);
	(k)	☐
Group, in accordance with Section 240.13d-l(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-l(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership:

The information required by Items 4(a) through (c) is set forth in rows 5 through 11 of the cover page hereto and is incorporated herein by reference.

Prior to April 24, 2015, the Issuer was a wholly owned subsidiary of Windstream Services, LLC, which was and is a wholly owned subsidiary of Windstream Holdings, Inc. On April 24, 2015, the Reporting Persons completed the spin-off of the Issuer through a distribution of 120,442,150 shares of the Issuer's common stock by Windstream Services, LLC to Windstream Holdings, Inc. followed by a pro rata distribution to Windstream Holdings, Inc.'s shareholders of 120,442,150 shares of the Issuer’s common stock (the “Spin-Off”). Windstream Services, LLC held 29,385,064 shares of the Issuer’s common stock immediately after the Spin-Off.

In connection with the Spin-Off, Windstream Services, LLC and the Issuer entered into a Stockholder’s and Registration Rights Agreement, dated April 24, 2015, pursuant to which Windstream Services, LLC granted to the Issuer an irrevocable proxy to vote all of the shares of Issuer common stock beneficially owned by the Reporting Persons in proportion to the votes cast by the Issuer’s other stockholders. As a result, the Reporting Persons do not exercise voting power over any shares of Company common stock.  The Reporting Persons have the sole dispositive power over 29,385,064 shares of the Issuer’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

CUSIP No. 20341J104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2015	WINDSTREAM HOLDINGS, INC.
WINDSTREAM SERVICES, LLC

/s/ John P. Fletcher
	Name:	John P. Fletcher
	Title:	Executive Vice President and General Counsel